

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2026

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
20 Iouliou Kaisara Str
19002 Paiania
Athens, Greece

> **Re: Rubico Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted April 10, 2026**
> **CIK No. 0001943421**

Dear Nikolaos Papastratis:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Will Vogel